UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               GENAERA CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)


                                    36867G100
                      (CUSIP Number of Class of Securities)


                                Norman Schleifer
                               Merlin Biomed Group
                           230 Park Avenue, Suite 928
                            New York, New York 10169
                                 (646) 227-5200

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                              Richard Metsch, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                November 15, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED GROUP, L.L.C.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             1,130,100*
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       1,130,100*
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          1,130,100 shares of Common Stock*

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   3.4%*

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

* Merlin BioMed Group, L.L.C. ("MBG") is the general partner of Merlin BioMed, L.P. ("MBLP"), Merlin BioMed II, L.P. ("MBII") and Merlin BioMed III, L.P. ("MBIII"). As general partner, MBG has the shared power to vote or direct the vote and to dispose or direct the disposition of all 1,130,100 shares of Common Stock owned by MBLP, MBII and MBIII. MBG disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that MBG is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED INVESTMENT ADVISORS, L.L.C. (on behalf of six managed accounts)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             1,649,900
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       1,649,900
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          1,649,900 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   5.0%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          IA

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED, L.P.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             670,900
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       670,900
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          670,900 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   2.0%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED II, L.P.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             297,600
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       297,600
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          297,600 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   0.9%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED III, L.P.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             161,600
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       161,600
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          161,600 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   0.5%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------

CUSIP No.     36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          STUART T. WEISBROD

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             200,000
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             3,080,000*
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              200,000
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       3,080,000*
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,000* shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   9.4%*

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          IN

--------------------------------------------------------------------------------

--------------------------
* The 3,080,000 shares of Common Stock include 70,000 shares of Common Stock held by Stuart T. Weisbrod's two children, 10,000 shares held by his wife and 20,000 shares held by the Merlin BioMed Investment Advisors 401k Plan, for which Stuart T. Weisbrod is co-trustee. Stuart T. Weisbrod disclaims beneficial ownership of all shares of Common Stock except for 200,000 shares of Common Stock, and the filing of this Statement shall not be construed as an admission that Stuart T. Weisbrod is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock of the Issuer covered by this Statement except for 200,000 shares of Common Stock.

Item 1.           Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Genaera Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 5110 Campus Drive, Plymouth Meeting, Pennsylvania 19462.

Item 2.           Identity and Background.

              (a) This Statement is being filed jointly by Merlin BioMed Group,
                  L.L.C., a Delaware limited liability company ("MBG"), Merlin BioMed, L.P., a Delaware limited partnership ("MBLP"), Merlin BioMed II, L.P., a Delaware limited partnership ("MBII"), Merlin BioMed III, L.P., a Delaware limited partnership ("MBIII"), Merlin BioMed Investment Advisors, L.L.C., a Delaware limited liability company (on behalf of six managed accounts) ("MBIA"), and Stuart T. Weisbrod (each a "Reporting Person" and collectively, the "Reporting Persons"). MBG is the general partner of MBLP, MBII and MBIII. Stuart T. Weisbrod is the managing member of, and therefore controls, each of MBG and MBIA and he holds approximately 90% of the membership interests in each entity.

              (b) The addresses of the principal business and principal offices of each Reporting Person is 230 Park Avenue, Suite 928, New York, New York 10169.

              (c) The principal business of each of MBG and MBIA is the offering of investment advisory services to various entities specifically in the Life Sciences and Biotechnology areas of investing. The principal business of each of MBLP, MBII and MBIII is the investing in securities of companies engaged in the Life Sciences and Biotechnology Industries.

              (d) None of the Reporting Persons has been, and none of their executive officers or directors has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

              Except for Stuart T. Weisbrod, the Reporting Persons have no executive officers. None of the Reporting Persons have boards of directors. Stuart T. Weisbrod is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

              All purchases of the Common Stock made by the Filing Persons from time to time are with existing working capital.

Item 4.           Purpose of Transaction.

              The purpose of the various purchases of Common Stock by the Reporting Persons is to increase their respective equity interests in the Issuer due to the Reporting Persons' collective belief that such purchases represent a sound investment. The Reporting Persons also believe, given the four projects under development by the Issuer and other factors, that the Issuer is presently undervalued in the marketplace and intend to exert their collective influence over the management of the Issuer in an effort to increase the value of the Issuer to a level that the Reporting Persons believe better reflects the Issuer's earnings potential and values the Issuer more closely to comparable companies in the Issuer's industry.

              The Reporting Persons from time to time intend to review their respective investments in the Issuer on the basis of various factors. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If any Reporting Persons believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

              Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future): (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, (iv) any material change in the Issuer's capitalization or divided policy, (v) any other material change in the Issuer's business or capital structure, (vi) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of the Issuer's securities to be deregistered or delisted, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration or (ix) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

              (a) Items 9 and 11 of the cover page for each Reporting Person is incorporated herein by reference. The calculation of the percentages in this Statement are based on the number of shares of Common Stock disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2001.

              (b) Items 7 - 10 of the cover page for each Reporting Person is incorporated herein by reference.

              (c) During the past sixty days the Reporting Persons have engaged in the following transactions in the securities of the Issuer: (1) bought 25,000 shares of Common Stock on

September 20, 2001 for $2.25 per share; (2) bought 26,5000 shares of Common Stock on September 24, 2001 for $2.25 per share; (3) bought 25,000 shares of Common Stock on September 27, 2001 for $2.4104 per share; (4) bought 50,000 shares of Common Stock on September 28, 2001 for $2.6712 per share; (5) bought 21,900 shares of Common Stock on October 15, 2001 for $2.6431 per share; (6) bought 400 shares of Common Stock on October 24 for $3.50 per share; (7) bought 229,100 shares of Common Stock on October 25, 2001 for $3.78 per share; (8) bought 35,000 shares of Common Stock on October 26, 2001 for $3.9389 per share;
(9) bought 76,000 shares of Common Stock on October 31, 2001 for $3.8942 per share; (10) bought 15,300 shares of Common Stock on November 2, 2001 for $3,7818 per share; (11) bought 1,700 shares of Common Stock on November 5, 2001 for $3.6382 per share; (12) bought 10,000 shares of Common Stock on November 6, 2001 for $3.6187 per share; (13) bought 58,300 shares of Common Stock on November 7, 2001 for $3.9823 per share; and (14) bought 50,000 shares of Common Stock on November 13, 2001 for $3.892 per share.

              (d) No dividends have been received by the Reporting Persons from the Issuer in respect of their shares of Common Stock.

              (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

              None.

Item 7.           Material to be Filed as Exhibits.

              Exhibit A.  Joint Filing Agreement.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Stuart T. Weisbrod

                  MERLIN BIOMED GROUP, L.L.C

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member

                  MERLIN BIOMED INVESTMENT ADVISORS, L.L.C

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member

                  MERLIN BIOMED, L.P.

                  /s/  Stuart T. Weisbrod
                  Name:  Stuart T. Weisbrod
                  ---------------------------
                  Title: Managing Member of General Partner

                  MERLIN BIOMED II, L.P.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member of General Partner

                  MERLIN BIOMED III, L.P.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member of General Partner

                  Date:  November 16, 2001

                                    Exhibit A

                                    AGREEMENT



         We, the undersigned, hereby express our agreement that the attached
Schedule 13D, dated November 16, 2001, relating to common stock of Genaera Corporation is filed on behalf of us.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Stuart T. Weisbrod

                  MERLIN BIOMED GROUP, L.L.C

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member

                  MERLIN BIOMED INVESTMENT ADVISORS, L.L.C

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member

                  MERLIN BIOMED, L.P.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member of General Partner

                  MERLIN BIOMED II, L.P.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member of General Partner

                  MERLIN BIOMED III, L.P.

                  /s/  Stuart T. Weisbrod
                  ---------------------------
                  Name:  Stuart T. Weisbrod
                  Title: Managing Member of General Partner

                  Date:  November 16, 2001